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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                         Saratoga Beverage Group, Inc.
                         -----------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                  803436 10 4
                                 --------------
                                 (CUSIP Number)


                                Anthony Malatino
                                 32 Loundonwood
                             Loundonville, NY 12205
                      -----------------------------------
                      (Name, Address and Telephone Number
                            of Person Authorized to
                      Receive Notices and Communications)


                                 July 30, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filling out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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				SCHEDULE 13D

CUSIP NO. 803436 10 4					PAGE 2 OF 11 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

	Anthony Malatino
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS							  PF
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				 [ ]

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION			         USA
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                        300,995
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                            0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                   300,995
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                       0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               300,995
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES						 [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		10.0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON					          IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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                                  SCHEDULE 13D

                  This Schedule 13D ("Schedule 13D") which amends and supplements the Schedule 13D originally filed by Anthony Malatino and Robin Prever with the Securities and Exchange Commission (the "SEC") on August 17, 1995 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the
Schedule 13D with an event date of June 17, 1997 ("Amendment No. 1"), relates to the beneficial ownership of shares of the Class A Common Stock, $.01 par value per share (the "Common Stock"), of Saratoga Beverage Group, Inc. (the "Issuer").

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule 13D is being filed for Anthony Malatino (the "Reporting Person").

         (b) The principal address and/or office of the Reporting Person is 32 Loundonwood, Loundonville, New York 12205.

         (c) The Reporting Person is a Senior Vice President, Investments of Morgan Stanley, Dean Witter Discover & Co. in the firm's Albany New York office located at 1 Keycorp Plaza, Albany, NY 12207.

         (d) and (e) During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

                  The source of the funds used by the Reporting Person in his original purchase of the securities of the Issuer was personal funds. The Reporting Person originally paid an aggregate of approximately $1.7 million for his interest in the Issuer.

ITEM 4.  PURPOSE OF THE TRANSACTION

           The Reporting Person may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Person and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.




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Page 4 of 11

           Except as disclosed above, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person is the beneficial owner of 300,995 shares (10.0%) of Common Stock. The number of shares of Common Stock beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3. The percentage of shares of Common Stock beneficially owned by the Reporting Person has been calculated based upon 2,998,094 shares of Common Stock, which includes
(i) 2,969,094 shares of Common Stock (including the Issuer's Class B Common Stock, $. 01 par value per share) outstanding at February 9, 1998 and (ii) 29,000 shares of Common Stock which are issuable pursuant to currently exercisable options held by the Reporting Person.

         (b) The Reporting Person has the sole power to vote or to direct the vote of, and dispose or direct the disposition of, 271,995 shares of Common Stock, excluding stock options.

         (c) Schedule I indicates the transactions effected by the Reporting Person in the Common Stock since the filing of Amendment No. 1. All such trades were purchases effected through the public market except as otherwise noted in
Schedule I.

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A    Securities Purchase Agreement dated as of February 12,
                      1998 by and between Anthony Malatino and Carl T. Wolf.



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                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February  20, 1998

                                               /s/ Anthony Malatino
                                               ---------------------
                                                   Anthony Malatino




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                                   SCHEDULE I


Date         Aggregate Share Amount    Price Per Share ($)   Net Amount ($)
----         ----------------------    -------------------   --------------
 *05/29/97           10,000                    N/A                     N/A
  06/17/97            2,000                    3.625              7,123.16
  06/17/97            6,000                    3.50              20,617.25
  07/30/97           20,000                    3.00              58,995.65
  08/06/97            4,500                    3.25              14,320.80
  08/08/97            3,000                    3.25               9,535.28
  08/11/97            1,050                    3.3125             3,397.40
  08/20/97              250                    3.00                 722.62
  08/22/97              300                    3.00                 872.62
  09/02/97            5,100                    3.00              14,980.27
  09/03/97              600                    3.00               1,757.09
  09/05/97            1,000                    3.03125            2,971.25
  09/05/97            6,000                    3.00              17,637.76
  10/09/97            4,300                    2.50              10,505.41
  10/20/97            2,000                    3.00               5,862.45
  10/21/97            3,000                    3.00               8,796.08
  10/22/97            2,800                    3.00               8,208.37
  10/24/97            2,500                    3.125              7,652.71
  10/24/97            4,700                    3.25              14,797.10
  11/06/97            5,000                    3.25              15,976.48
  11/06/97            5,000                    3.3125            16,291.46
  11/06/97            5,000                    3.375             16,603.95
  11/06/97            2,000                    3.00               5,891.60
  11/07/97            6,500                    3.00              19,123.93
  11/07/97            2,500                    3.25               7,981.23
  11/07/97            2,500                    3.375              8,293.72
  11/10/97            1,500                    3.0625             4,512.67
  11/10/97            6,000                    3.00              17,672.95
  11/10/97            8,500                    3.125             26,103.04
  11/11/97            2,000                    3.0625             6,012.60
  11/11/97           10,500                    3.00              30,968.54
  11/12/97            4,000                    3.00              11,797.25
  02/12/98           67,000                    3.00             197,640.95
**02/12/98           83,000                    3.00             249,000.00

------------------
 * Shares were gifted to the Reporting Person's children
** Shares were sold in a private transaction to Carl T. Wolf. See Exhibit A.



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                                   EXHIBIT A

                         SECURITIES PURCHASE AGREEMENT


         This SECURITIES PURCHASE AGREEMENT (this "Agreement") is made and entered into as of February 12, 1998 by and between Anthony Malatino (the "Seller") and Carl T. Wolf (the "Purchaser").

         WHEREAS, the Seller is desirous of selling, and the Purchaser is desirous of acquiring, 83,000 shares of the Class A common stock, $.01 par value per share (the "Class A Common Stock"), of Saratoga Beverage Group, Inc. (the "Company") for a per share purchase price of $3.00 per share of Class A Common Stock (in the aggregate, the "Purchase Price");

         NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants hereinafter set forth, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Seller and the Purchaser hereby agree as follows:

1.       Purchase And Sale.

         1.1 Purchase and Sale of Securities. The Seller agrees to sell to the Purchaser, and upon and subject to the terms and conditions hereof and, in reliance upon the representations and warranties of the Seller, the Purchaser agrees to purchase from the Seller, the Shares for the Purchase Price.

         1.2 Closing. The sale of the Shares by the Seller to the Purchaser shall take place at a closing (the "Closing"), to be held simultaneously with the execution of this Agreement (the "Closing Date"). On the Closing Date, the Seller shall deliver to the Purchaser the Shares, free and clear of any pledge, lien, security interest, mortgage, charge, adverse claim of ownership or use, or other encumbrance of any kind (each, an "Encumbrances"), against payment of the Purchase Price. A certificate evidencing the Shares to be issued to the Purchaser as soon as practicable after the Closing.

2.       Representations and Warranties of the Seller.

         The Seller represents and warrants to the Purchaser as follows:

         2.1 Ownership of the Shares. The Seller owns the Shares, free and clear of any Encumbrances.

         2.2 Authority. The Seller has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller and, assuming due authorization, execution and delivery of this Agreement by the Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency (including, without limitation, all laws relating to fraudulent transfers), moratorium or similar laws affecting creditors' rights and remedies generally, subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and subject to the effect of applicable securities laws as to rights to indemnification.

         2.3 No Conflict. The execution, delivery and performance of this Agreement by the Seller do not, except as would not have a material adverse effect on the ability of the Seller to consummate the transactions contemplated



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by this Agreement, conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to the Seller.

         2.4 Extent of Offering. Subject in part to the truth and accuracy of the Purchaser's representations set forth in Article 3 of this Agreement, the offer and sale of the Shares as contemplated by this Agreement are exempt from the registration requirements of the Securities Act and of each state where the Shares are offered or sold.

         2.5 Absence of Litigation. No claim, action, proceeding or investigation is pending, or to the best knowledge of the Seller, threatened, which seeks to delay or prevent the consummation of the transactions contemplated hereby or which would be reasonably likely to adversely affect or restrict the Seller's ability to consummate the transactions contemplated hereby.

         2.6 No Other Representations. Except as set forth in this Agreement, the Seller is not making any representation, warranty, covenant or agreement, oral or written, with respect to the matters contained herein and therein.

3.       Representations and Warranties of the Purchaser.

         The Purchaser represents and warrants to the Seller as follows:

         3.1 Authority. The Purchaser has all necessary power and authority to enter into this Agreement, to carry out the Purchaser's obligations hereunder and thereunder and to consummate the transactions contemplated hereby.
The Purchaser has taken all necessary action to authorize the execution, delivery and performance by the Purchaser of this Agreement and all other documents or instruments required to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and, assuming due authorization, execution and delivery by the Seller, this Agreement constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency (including, without limitation, all laws relating to fraudulent transfers), moratorium or similar laws affecting creditors' rights and remedies generally, subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and subject to the effect of applicable securities laws as to rights of indemnification.

         3.2 No Conflict. The execution, delivery and performance of this Agreement by the Purchaser do not, except as would not have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement, conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to the Purchaser.

         3.3 Absence of Litigation. No claim, action, proceeding or investigation is pending, or to the best knowledge of the Purchaser, threatened, which seeks to delay or prevent the consummation of the transactions contemplated hereby or which would be reasonably likely to adversely affect or restrict the Purchaser's ability to consummate the transactions contemplated hereby.

         3.4 Investment Purpose; Private Placement.

                  (a) The Purchaser made his or its decision to purchase the Shares based solely on (i) an analysis of the representations and warranties of the Seller set forth in this Agreement.




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                  (b) The Purchaser has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an unregistered, non-liquid, high-risk investment such as an investment in the Company's securities and has evaluated the merits and risks of such an investment. The Purchaser's overall commitment to investments which are not readily marketable is not disproportionate to the Purchaser's net worth, and the Purchaser's acquisition of the Shares will not cause such overall commitment to become excessive.

                  (c) The Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Purchaser acknowledges that the Shares are not registered under the Securities Act and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. The Purchaser agrees that the following legend shall be placed on any certificate or other instrument evidencing the Shares:

                  "THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). NO SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION OF THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE OR ANY INTEREST HEREIN MAY BE MADE UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UNLESS SARATOGA BEVERAGE GROUP, INC. HAS RECEIVED A SATISFACTORY OPINION OF COUNSEL THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION DOES NOT REQUIRE REGISTRATION UNDER THE ACT."

                  (d) The Purchaser further understands that the offer and sale of the Shares have not been approved or disapproved by the Commission, or any other federal or state office or agency.

                  (e) The Purchaser acknowledges that an investment in the Shares involves a great deal of risk. The Purchaser is able to (i) bear the economic risk of the investment in the Company, (ii) afford a complete loss of such investment, and (iii) hold indefinitely the Shares. In reaching an informed decision to invest in the Company, the Purchaser has obtained sufficient information to evaluate the merits and risks of an investment in the securities of the Company.

                  (f) The Purchaser has not construed the contents of the Agreement or any additional agreement with respect to the proposed investment in the Shares or any prior or subsequent communications from the Company, or any of its officers, employees or representatives, as investment, tax or legal advice or as information necessarily applicable to such Purchaser's particular financial situation. The Purchaser has consulted his own financial advisor, tax advisor, legal counsel and accountant, as necessary or desirable, as to matters concerning his investment in the Shares.

         3.5 Accredited Investor. The Purchaser is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

         3.6 No Other Representations. Except as set forth in this Agreement, the Purchaser is not making any representation, warranty, covenant or agreement, oral or written, with respect to the matters contained herein and therein.




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         3.7 No Brokers. The Purchaser has not entered into any contract, arrangement or understanding with any Person which could result in the obligation of any Person to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with this Agreement.

4.       Termination and Waiver.

         4.1 Termination. This Agreement may be terminated at any time prior to the Closing only by the written consent of the Seller and the Purchaser.

         4.2 Waiver. At any time prior to the Closing, each of the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of any other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of the same or any other provision of this Agreement.

5.       Miscellaneous.

         5.1 Expenses. The Purchaser hereby agrees that all fees and expenses incurred by the Purchaser in connection with this Agreement shall be borne by the Purchaser, and the Seller hereby agrees that all fees and expenses incurred by the Seller shall be borne by the Seller, in each case including without limitation all fees and expenses of such party's counsel and accountants.

         5.2 Headings. Section headings contained in this Agreement are included for convenience only and shall not affect the interpretation of any provisions of this Agreement.

         5.3 Entire Agreement. This Agreement set forth the entire understanding and agreement of the parties with respect to their subject matter and supersede any and all prior understandings, negotiations or agreements among the parties hereto, both written and oral, with respect to such subject matter.

         5.4 No Third-Party Beneficiaries. This Agreement is for the sole benefit of and binding upon the parties hereto and their permitted successors and assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

         5.5 Amendment. This Agreement may be amended or modified only by an instrument in writing signed by the Seller and the Purchaser.

         5.6 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which, when taken together, shall constitute one and the same agreement.

         5.7 Gender and Number. Whenever used in this Agreement, the singular number shall include the plural, the plural the singular, and the use of any gender shall be applicable to all genders.




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         5.8 Governing Law. This Agreement shall be construed in accordance with, and governed by, the internal laws of the State of New York, without giving effect to the principles of conflict of laws thereof. The parties agree that any dispute arising out of or relating to this Agreement shall be resolved by binding arbitration in the City of Albany, State of New York, under the Commercial Arbitration Rules of the American Arbitration Association. Each of the parties hereto consents, for itself and in respect of its property, to the jurisdiction and venue of the City of Albany, State of New York for purposes of this Section 5.8 and hereby irrevocably waives any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens which it may now or hereafter have to the bringing of any dispute in the City of Albany, State of New York, under the Commercial Arbitration Rules of the American Arbitration Association, in respect of this Agreement or any documents related thereto. Each of the parties hereto waives personal service of any summons, complaint or other process, which may be made by any other means permitted under New York law.

         IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Agreement to be executed as of the date first written above.


                                               /s/ Anthony Malatino
                                               ----------------------
                                                   Anthony Malatino


                                               /s/ Carl T. Wolf
                                               ----------------------
                                                   Carl T. Wolf